Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SXC Health Solutions Corp.:
We consent to the incorporation by reference in this registration statement on Form S-8 of SXC Health Solutions Corp. (the Company) of our reports dated February 24, 2012, with respect to the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of SXC Health Solutions Corp.
/s/ KPMG LLP
Chicago, Illinois
July 5, 2012